UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of August 2024

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐        No ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer

Dated: August 1, 2024

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.com Web site: http://www.camtek.com

CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.com	INTERNATIONAL INVESTOR RELATIONS EK Global Investor Relations Ehud Helft Tel: (US) 1 212 378 8040 camtek@ekgir.com

FOR IMMEDIATE RELEASE

 CAMTEK ANNOUNCES RESULTS FOR THE SECOND QUARTER OF 2024

Record revenues of $103 million; Q3 revenue guidance of $107-110 million, up ~35% YoY, driven by High Performance Computing applications

MIGDAL HAEMEK, Israel – August 1, 2024 – Camtek Ltd. (NASDAQ: CAMT; TASE: CAMT), today announced its financial results for the second quarter, ended June 30, 2024.

Highlights of the Second Quarter of 2024

•	Record revenues of $102.6 million, a 39% year-over-year (YoY) increase;

•	GAAP operating income of $25.9 million (up 73% YoY) and non-GAAP operating income of $30.8 million (up 69% YoY), representing operating margins of 25.2% and 30.0%, respectively;

•	GAAP net income of $28.0 million and non-GAAP net income of $32.6 million; and

•	Strong positive operating cash flow of $49.2 million.

Forward-Looking Expectations

Management expects revenues in the third quarter of 2024 between $107-110 million, representing a 35% mid-point increase over the third quarter of 2023. Given the significant visibility and strong ongoing order flow, continued sequential growth is expected into the fourth quarter.

Management Comment

Rafi Amit, Camtek’s CEO commented, “I am very pleased with the quarterly results: year-over-year growth in revenue of 39% and strong operating margin of 30%. Our strong results were driven by the continued demand for high performance computing (HPC) applications, which accounted for over half of our business in the quarter.”

Concluded Mr. Amit, “The main growth driver in the semiconductors market is HPC modules for Generative AI and we are well positioned to benefit from it.

“Looking ahead, demand for HPC modules, as well as industry analysts' forecasts of growing demand for end-products such as mobile phones and PCs, plus major investment by key countries in establishing new local semiconductor manufacturing facilities, all give us further confidence for continued growth in the coming quarters.”

Second Quarter 2024 Financial Results

Revenues for the second quarter of 2024 were 102.6 million. This compares to second quarter 2023 revenues of $73.8 million, a year-over-year growth of 39%.

Gross profit on a GAAP basis in the quarter totaled $51.1 million (49.9% of revenues), an increase of 46% compared to a gross profit of $35.0 million (47.4% of revenues) in the second quarter of 2023.

Gross profit on a non-GAAP basis in the quarter totaled $52.4 million (51.0% of revenues), an increase of 48% compared to a gross profit of $35.4 million (48.0% of revenues) in the second quarter of 2023.

Operating income on a GAAP basis in the quarter totaled $25.9 million (25.2% of revenues), an increase of 73% compared to an operating income of $14.9 million (20.2% of revenues) in the second quarter of 2023.

Operating income on a non-GAAP basis in the quarter totaled $30.8 million (30.0% of revenues), an increase of 69% compared to $18.3 million (24.8% of revenues) in the second quarter of 2023.

Net income on a GAAP basis in the quarter totaled $28.0 million, or $0.57 per diluted share, an increase of 51% compared to net income of $18.5 million, or $0.39 per diluted share, in the second quarter of 2023.

Net income on a non-GAAP basis in the quarter totaled $32.6 million, or $0.66 per diluted share, an increase of 49% compared to a non-GAAP net income of $21.9 million, or $0.46 per diluted share, in the second quarter of 2023.

Cash and cash equivalents, short-term and long-term deposits, and marketable securities, as of June 30, 2024, were $453.9 million compared to $466.3 million as of March 31, 2024. During the second quarter, the Company generated an operating cash flow of $42.2 million.

Conference Call

Camtek will host a video conference call/webinar today via Zoom, on Thursday, August 1, 2024, at 09:00 ET (16:00 Israel time). Rafi Amit, CEO, Moshe Eisenberg, CFO, and Ramy Langer, COO will host the call and will be available to answer questions after presenting the results.

To participate in the webinar, please register using the following link, which will provide access to the video call: https://us06web.zoom.us/webinar/register/WN_ZoPdAmVCR4ed7p0O78BeUg

For those wishing to listen via phone, following registration, the dial in link will be sent. For any problems in registering, please email Camtek’s investor relations a few hours in advance of the call.

For those unable to participate, a recording will be available on Camtek’s website at http://www.camtek.com  within a few hours after the call.

A summary presentation of the quarterly results will also be available on Camtek’s website.

ABOUT CAMTEK LTD.

Camtek is a developer and manufacturer of high-end inspection and metrology equipment for the semiconductor industry. Camtek's systems inspect IC and measure IC features on wafers throughout the production process of semiconductor devices, covering the front and mid-end and up to the beginning of assembly (Post Dicing). Camtek's systems inspect wafers for the most demanding semiconductor market segments, including Advanced Interconnect Packaging, Heterogenous Integration, Memory and HBM, CMOS Image Sensors, Compound Semiconductors, MEMS, and RF, serving numerous industry's leading global IDMs, OSATs, and foundries.

With manufacturing facilities in Israel and Germany, and eight offices around the world, Camtek provides state of the art solutions in line with customers' requirements.

This press release is available at http://www.camtek.com

This press release contains statements that may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on Camtek’s current beliefs, expectations and assumptions about its business and industry, all of which may change.  Forward-looking statements can be identified by the use of words including “believe,” “anticipate,” “should,” “intend,” “plan,” “will,” “may,” “expect,” “estimate,” “project,” “positioned,” “strategy,” and similar expressions that are intended to identify forward-looking statements, including statements relating to the compound semiconductors market and our position in this market and the anticipated timing of delivery of the systems. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Camtek to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that may cause our actual results to differ materially from those contained in the forward-looking statements include, but are not limited to the effects of the evolving nature of the war situation in Israel, and the related evolving regional conflicts; the continued demand for HPC, HBM and Chiplet devices resulting from, among other things, the field of AI surging worldwide across companies, industries and nations; our dependency upon the semiconductor industry and the risk that unfavorable economic conditions or low capital expenditures may negatively impact our operating results; formal or informal imposition by countries of new or revised export and/or import and doing-business regulations or sanctions, including but not limited to changes in U.S. trade policies, changes or uncertainty related to the U.S. government entity list and changes in the ability to sell products incorporating U.S originated technology, which can be made without prior notice, and our ability to effectively address such global trade issues and changes;  the risks relating to the concentration of a significant portion of our business in certain countries in the Asia Pacific Region, particularly China, Taiwan and Korea, some of which might be subject to the trade restrictions referred to above or involved in trade wars with countries which might impose such trade restrictions; changing industry and market trends; and those other factors discussed in our Annual Report on Form 20-F as published on March 21, 2024, as well as other documents that may be subsequently filed by Camtek from time to time with the Securities and Exchange Commission. We caution you not to place undue reliance on forward-looking statements, which speak only as of the date hereof. Camtek does not assume any obligation to update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release unless required by law.

While we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. In addition, any forward-looking statements represent Camtek’s views only as of the date of this press release and should not be relied upon as representing its views as of any subsequent date. Camtek does not assume any obligation to update any forward-looking statements unless required by law.

This press release provides financial measures that exclude: (i) share based compensation expenses; and (ii) acquisition related expenses and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it is important to make these non-GAAP adjustments available to investors. A reconciliation between the GAAP and non-GAAP results appears in the tables at the end of this press release. The results reported in this press-release are preliminary unaudited results, and investors should be aware of possible discrepancies between these results and the audited results to be reported, due to various factors.

Camtek Ltd.
Consolidated Balance Sheets

(In thousands)

	June 30,	December 31,
	2024	2023
	U.S. Dollars
Assets

Current assets
Cash and cash equivalents	86,201	119,968
Short-term deposits	256,250	215,250
Marketable securities	23,615	18,816
Trade accounts receivable, net	68,151	87,300
Inventories	99,215	85,905
Other current assets	27,048	19,548

Total current assets	560,480	546,787

Long-term deposits	6,000	21,000
Marketable securities	81,817	73,576
Long-term inventory	9,553	9,023
Deferred tax asset, net	2,642	2,642
Other assets, net	1,947	1,370
Property, plant and equipment, net	44,246	41,987
Intangible assets, net	15,145	16,937
Goodwill	74,345	74,345

Total non- current assets	235,695	240,880

Total assets	796,175	787,667

Liabilities and shareholders’ equity

Current liabilities
Trade accounts payable	37,757	42,187
Other current liabilities	69,777	54,487

Total current liabilities	107,534	96,674

Long-term liabilities
Deferred tax liabilities, net	5,845	7,541
Other long-term liabilities	9,988	10,473
Convertible notes	197,378	196,831
Total long-term liabilities	213,211	214,845

Total liabilities	320,745	311,519

Commitments and contingencies

Shareholders’ equity
Ordinary shares NIS 0.01 par value, 100,000,000 shares authorized at June 30, 2024 and at December 31, 2023;
47,410,314 issued shares at June 30, 2024 and 46,993,998 at December 31, 2023;
45,317,938 shares outstanding at June 30, 2024 and 44,901,622 at December 31, 2023	177	176
Additional paid-in capital	207,090	200,389
Accumulated other comprehensive income (loss)	(9)	129
Retained earnings	270,070	277,352
	477,328	478,046
Treasury stock, at cost (2,092,376 shares as of June 30, 2024 and December 31, 2023)	(1,898)	(1,898)

Total shareholders' equity	475,430	476,148

Total liabilities and shareholders' equity	796,175	787,667

Camtek Ltd.
Consolidated Statements of Operations

(in thousands, except share data)

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2024	2023	2024	2023	2023
	U.S. dollars		U.S. dollars		U.S. dollars
Revenues	199,601	146,215	102,591	73,758	315,375
Cost of revenues	103,638	77,378	51,447	38,785	167,742

Gross profit	95,963	68,837	51,144	34,973	147,633

Operating expenses:
Research and development costs	18,146	15,672	9,196	8,118	31,470
Selling, general and administrative costs	30,694	24,037	16,063	11,922	50,751
Total operating expenses	48,840	39,709	25,259	20,040	82,221

Operating income	47,123	29,128	25,885	14,933	65,412

Financial income, net	10,624	10,864	5,014	5,754	22,218

Income before income taxes	57,747	39,992	30,899	20,687	87,630

Income tax expense	(4,984)	(4,208)	(2,935)	(2,148)	(8,998)

Net income	52,763	35,784	27,964	18,539	78,632

Earnings per share information:	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2024	2023	2024	2023	2023
	U.S. dollars		U.S. dollars		U.S. dollars
Basic net earnings per share	1.17	0.80	0.62	0.42	1.76

Diluted net earnings per share	1.08	0.74	0.57	0.38	1.63

Weighted average number of
ordinary shares outstanding
(in thousands):

Basic	45,160	44,562	45,246	44,572	44,725

Diluted	49,283	48,531	49,310	48,628	48,863

Camtek Ltd.
Reconciliation of GAAP To Non-GAAP results

(In thousands, except share data)

	Six Months ended June 30,		Three Months ended June 30,		Year ended December 31,
	2024	2023	2024	2023	2023
	U.S. dollars		U.S. dollars		U.S. dollars
Reported net income attributable to Camtek Ltd. on GAAP basis	52,763	35,784	27,964	18,539	78,632
Acquisition of FRT related expenses (1)	4,034	-	650	-	4,550
Share-based compensation	7,109	6,520	3,991	3,326	12,525
Non-GAAP net income	63,906	42,304	32,605	21,865	95,707

Non–GAAP net income per diluted share	1.30	0.87	0.66	0.44	1.96
Gross margin on GAAP basis	48.1%	47.1%	49.9%	47.4%	46.8%
Reported gross profit on GAAP basis	95,963	68,837	51,144	34,973	147,633
Acquisition of FRT related expenses (1)	4,582	-	610	-	3,492
Share-based compensation	1,006	807	608	415	1,591
Non- GAAP gross profit	101,551	69,644	52,362	35,388	152,716
Non-GAAP gross margin	50.9%	47.6%	51.0%	48.0%	48.4%

Reported operating income attributable to Camtek Ltd. on GAAP basis	47,123	29,128	25,885	14,933	65,412
Acquisition of FRT related expenses (1)	5,599	-	928	-	5,406
Share-based compensation	7,109	6,520	3,991	3,326	12,525
Non-GAAP operating income	59,831	35,648	30,804	18,259	83,343

(1) During the six-month period ended June 30, 2024, the Company recorded acquisition-related expenses of $4.0 million, consisting of: (1) inventory written-up to fair value in purchase accounting charges of $3.4 million. This amount is recorded under cost of revenues line item. (2) $1.2 million amortization of intangible assets acquired recorded under cost of revenues line item. (3) $0.6 million amortization of intangible assets acquired recorded under sales and marketing expenses line item. (4) $0.4 million re-organization expenses, recorded under the general and administrative expenses line item. (5) $1.6 million reversal of tax provision related to the above adjustment, recorded under the tax expense line item.

During the three-month period ended June 30, 2024, the Company recorded acquisition-related expenses of $0.6 million, consisting of: (1) $0.6 million amortization of intangible assets acquired recorded under cost of revenues line item. (2) $0.3 million amortization of intangible assets acquired recorded under sales and marketing expenses line item. (3) $0.3 million reversal of tax provision related to the above adjustment, recorded under the tax expense line item.

During the year ended December 31, 2023, the Company recorded acquisition expenses of $4.5 million, consisting of: (1) inventory written-up to fair value in purchase accounting charges of $2.2 million. This amount was recorded under cost of revenues line item. (2) $0.4 million amortization of intangible assets acquired recorded under cost of revenues line item. (3) Inventory write-off of $0.9 million recorded under costs of revenues line item. (4) $0.2 million amortization of intangible assets acquired recorded under sales and marketing expenses line item. (5) Acquisition expenses of $1.7 million recorded under general and administrative expenses line item. (6) $0.9 million reversal of tax provision related to the above adjustment, recorded under the tax expense line item.